Brigade Automation Corporation



ANNUAL REPORT

1525 Gold Street, #3327

San Jose, CA 95002

0

https://baggerbot.com/

This Annual Report is dated April 29, 2022.

BUSINESS

Brigade Automation Corporation (the "Company") is a C Corporation organized under the laws of the state of Delaware that has designed The BaggerBot, an autonomous, robotic bag filling machine. The Company's business model consists of leasing and/or renting these highly sophisticated bag filling machines, focusing on emergency, infrastructure, construction, and business applications. Our goal is that the BaggerBot will be leased and/or rented across the United States of America, and eventually worldwide, to government entities like the United States of America Army Corps as well as non-governmental agencies that assist communities when there are natural disasters and companies who can get good use of the efficiency and high speed that the BaggerBot is capable of when needing to fill multiple bag types with all sorts of different materials for purposes involved with infrastructure, construction, and business applications.

This highly sophisticated, robotic machine can rapidly and efficiently fill and sew sandbags using minimal human labor up to a rate of 1700/bags an hour and is able to function 24 hours a day to ensure communities are ready for any impending natural disaster. Its lightweight design gives it mobility so that it can be trucked to any destination on demand. And it's easy to use, requiring only 3 operators to load the bags onto the machine, thus eliminating the risk of human fatigue and injury. The BaggerBot was created by a team of engineers who spent thousands of hours perfecting the functionality and design.

The BaggerBot is the game-changer in the way the world responds to natural disasters, and with a working prototype, we're ready to bring it to market. Once we are able to build several machines of the perfected model, our plan is to strategically lease and deploy dozens of machines all over the country. We're looking for a partner who can see our vision of a rapid response robotic machine that will save billions of dollars in damages to businesses and homes all over the country.

Brigade Automation Corporation currently licenses its main Intellectual Property assets via an exclusive IP agreement with Golden Gate Mechanical, Inc. with a term in perpetuity. Golden Gate Mechanical, Inc. also owns 100% of the current outstanding stock of Brigade Automation Corporation.

Please note Thomas Burns currently is the President and CFO of Brigade Automation Corporation, and the President of Brigade's majority owner, Golden Gate Mechanical, Inc. Mr. Burns currently splits his time 50/50 between both companies while he is developing the BaggerBot business. The current executive plan includes: as the company grows, Mr. Burns will hire a new CFO to take over the officer role of the company. He may stay on as President of the business to ensure the company is profitable and achieves its goals of leasing 5-10 BaggerBot machines in the future. At this time, Mr. Burns plans to continue in both roles until Brigade is profitable and plans to hire a sales manager, field operations supervisor, and field technician/driver who will set up and train BaggerBot customers.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 5,387,100

Use of proceeds: Stock Issuance to Principal Security Holder.

Date: October 01, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

Depending on the requested Crowdfunding raise we believe we can operate Brigade Automation Corporation for at least 1.3 years if we receive the requested crowdfunding.

Foreseeable major expenses based on projections:

We foresee the #1 expense is Building the first 1 - 5 "First Article Ready" Baggerbot machines.

We need to hire Key Personnel and in the field staffing personnel.

Find new office and pay rent with utilities.

Relocating Baggerbot to new customer locations. This includes all transportation costs.

Purchase hard to obtain Baggerbot Spare parts.

Hire CPA firm and legal firms, as needed.

Attend and Exhibit Baggerbot at Tradeshows. We will meet future customers to increase sales.

Future operational challenges:

Produce sufficient Baggerbot machines to handle Flooding situations around the United States.

Obtain Quarry access and large volumes of customer supplied sandbags during emergencies.

Transportation of the baggerbot equipment to meet and exceed customers requirements.

Future challenges related to capital resources:

Accounts Recievable Collection payments - We need customers who will pay for services when the filled Sand and Gravel bags are completed.

Acquisition and Sales Cost to be kept below 8% the Final Gross Sales Cost.

Relocation of Baggerbot Equipment, Generators and ongoing Transportation and personnel issues

Future milestones and events:

The #1 Goal is to have the Baggerbot machines generating positive cash flow within 2 years.

For the company - manufacture and supply 3 Baggerbot machines operating 70% of the time around the United States.

Our goal is for Brigade Automation Corporation to make a small profit in Year 1.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $23,320.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Golden Gate Mechanical Inc.

Amount Owed: $28,000.00

Interest Rate: 7.0%

Maturity Date: December 31, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Thomas Burns

Thomas Burns's current primary role is with Golden Gate Mechanical, Inc.. Thomas Burns currently services 28 Hours per week (approximately) hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: President/CFO

Dates of Service: October 01, 2021 - Present

Responsibilities: Long-range, strategic planning. Develop, enforce and reevaluate company policies and procedures. Ensure the company generates revenue and makes a profit. Analyze budgets and financial reports regularly. Continually plan ways to increase the company's profitability and stay on top of progress. Create and maintain relationships with bankers and other community and industry leaders. Review and advise on contracts. Look for opportunities for investment/investors, partnerships, alliances and mergers. Display leadership posture and decision-making skills to lead the company with confidence. Be knowledgeable of, and pay attention to, tax liabilities, implications and exemptions of company actions. Report to the board of directors and preside at board meetings. No salary or equity compensation at this time. Mr. Burns currently is the President and CFO of Brigade Automation Corporation, and the President of Brigade's majority owner, Golden Gate Mechanical, Inc. Mr. Burns currently splits his time 50/50 between both companies while he is developing the BaggerBot business. The current executive plan includes: as the company grows, Mr. Burns will hire a new CFO to take over the officer role of the company. He may stay on as President of the business to ensure the company is profitable and achieves its goals of leasing 5-10 BaggerBot machines in the future. At this time, Mr. Burns plans to continue in both roles until Brigade is profitable and plans to hire a sales manager, field operations supervisor, and field technician/driver who will set up and train BaggerBot customers.

Other business experience in the past three years:

Employer: Golden Gate Mechanical, Inc.

Title: President

Dates of Service: June 04, 1991 - Present

Responsibilities: Long-range, strategic planning. Develop, enforce and reevaluate company policies and procedures. Analyze budgets and financial reports regularly. Continually plan ways to increase the company's profitability and stay on top of progress. Create and maintain relationships with bankers and other community and industry leaders. Review and advise on contracts. Look for opportunities for investment/investors, partnerships, alliances and mergers. Display leadership posture and decision-making skills to lead the company with confidence. Be knowledgeable of, and pay attention to, tax liabilities, implications and exemptions of company actions. Report to the board of directors and preside at board meetings.

Name: Virginia Burns

Virginia Burns's current primary role is with Golden Gate Mechanical, Inc.. Virginia Burns currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President

Dates of Service: October 14, 2021 - Present

Responsibilities: Vice President will be in charge of directors who report directly to her and she will help them execute the company's vision. No salary or equity compensation at this time.

Other business experience in the past three years:

Employer: Golden Gate Mechanical, Inc.

Title: Vice President

Dates of Service: January 01, 2002 - Present

Responsibilities: Oversee financials, human resources and payroll.

Name: Nicole Aquino

Nicole Aquino's current primary role is with Golden Gate Mechanical, Inc.. Nicole Aquino currently services 24 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary

Dates of Service: October 01, 2021 - Present

Responsibilities: Responsible for the day-to-day administrative duties for the Corporation. No salary or equity compensation at this time.

Other business experience in the past three years:

Employer: Golden Gate Mechanical, Inc.

Title: Operations Manager

Dates of Service: May 09, 2016 - Present

Responsibilities: Performs the administrative day to day company operations.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Golden Gate Mechanical, Inc. (100% owned by Thomas and Virginia Burns)

Amount and nature of Beneficial ownership: 5,387,100

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Golden Gate Mechanical, Inc.

Names of 20% owners: Golden Gate Mechanical, Inc. is a Chapter S Corporation operating in the State of California.

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Supply all the IP technology for Brigade Automation Corporation.

Material Terms: $ 28,000. promissory Note for initial startup funding.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 732,876 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,387,100 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company "Brigade Automation Corporation" a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that Brigade Automation Corporation will meet our projections. There can be no assurance that Brigade Automation Corporation will be able to find sufficient demand for the Bagger Bot, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows Brigade Automation Corporation to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by Brigade Automation Corporation. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to Brigade Automation Corporation, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Brigade Automation Corporation may be acquired by an existing player in the Emergency Response industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

Brigade Automation Corporation is offering Common Stock in the amount of up to 5 Million Dollars in this offering, and may close on any investments that are made. Even if the maximum amount is raised, Brigade Automation Corporation is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If Brigade Automation Corporation manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in Brigade Automation Corporation performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

The Bagger Bot by Brigade Automation Corporation is reliant on the demand for high-speed bagging services, with the majority of revenue generating from the demand for large quantities of prepared sandbags being needed in a rush during emergency flood situations. Our revenues are therefore dependent upon the market for natural disasters, floods, and emergency responsiveness.

We may never have an operational product or service

It is possible that there may never be an operational Brigade Automation Corporation or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be a future operational product design of the Bagger Bot that is 100% fully autonomous or that the Bagger Bot may never be used to engage in transactions. It is possible that the failure to release the Bagger Bot is the result of a change in business model upon Brigade Automation Corporation's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Bagger Bot. Delays or cost overruns in the development of our Bagger Bot and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of Brigade Automation Corporation and have agreed to appoint the President and Chief Financial Officer of the Company (the "CFO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of Brigade Automation Corporation to make good business decisions that grow your investment.

Insufficient Funds

Brigade Automation Corporation might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in Brigade Automation Corporation being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of Brigade Automation Corporation and must trust the management of Brigade Automation Corporation to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget the Bagger Bot will be able to gain traction in the marketplace at a faster rate than our working prototype has. It is possible that the Bagger Bot will fail to gain market acceptance for any number of reasons. If the Bagger Bot fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established Sandbagging companies who currently have sandbag machine products on the market. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent bagging machines earlier than us, or superior sandbag machines than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Brigade Automation Corporation was formed on October 1, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Brigade Automation Corporation has has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

Brigade Automation Corporation has a short history, no customers, and effectively no revenue. If you are investing in this company, it's because you think that the Bagger Bot is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of Brigade Automation Corporation's most valuable assets is its intellectual property. The Company holds the license to 2 patents, issued in both the USA and China. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by Brigade Automation Corporation. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of Brigade Automation Corporation's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair Brigade Automation Corporation's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for Brigade Automation Corporation, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, Brigade Automation Corporation requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Market Competition and Operating History

Any statements presented in the offering are not historical facts but forward looking statements.This offering is based on current expectations and involve certain risks and uncertainties that may cause actual results to differ significantly from such estimates. Brigade Automation Corporation does not assume any obligation to update or revise any such forward looking statements whether as a result of new developments or otherwise.

The Company's CFO and President is also the President of the Company's majority shareholder and owner of the IP.

Mr. Burns currently is the President and CFO of Brigade Automation Corporation, and the President of Brigade's majority owner, Golden Gate Mechanical, Inc. Mr. Burns currently splits his time 50/50 between both companies while he is developing the BaggerBot business. The current executive plan includes: as the company grows, Mr. Burns will hire a new CFO to take over the officer role of the company. He may stay on as President of the business to ensure the company is profitable and achieves its goals of leasing 5-10 BaggerBot machines in the future. At this time, Mr. Burns plans to continue in both roles until Brigade is profitable and plans to hire a sales manager, field operations supervisor, and field technician/driver who will set up and train BaggerBot customers.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Brigade Automation Corporation

By   /s/ *Thomas Burns*

Name: Brigade Automation Corporation

Title: President / CFO

Exhibit A

FINANCIAL STATEMENTS

Brigade Automation Corporation. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Year ended December 31, 2021



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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Brigade Automation Corporation.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 14, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	23,393
Total Current Assets	23,393
TOTAL ASSETS	23,393
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	-
Related Party Loans	28,000
Total Current Liabilities	28,000
TOTAL LIABILITIES	28,000
EQUITY	
Accumulated Deficit	(4,607)
Total Equity	(4,607)
TOTAL LIABILITIES AND EQUITY	23,393

Statement of Operations

	Short Year Ended December 31, 2021
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Market Research	1,699
Organizational Costs	2,908
Total Operating Expenses	4,607
Net Income (loss)	(4,607)

	Short Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(4,607)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	(4,607)
FINANCING ACTIVITIES	
Loans From Related Parties	28,000
Net Cash provided by (used in) Financing Activities	28,000
Cash at the beginning of period	-
Net Cash increase (decrease) for period	23,393
Cash at end of period	23,393

Statement of Changes in Shareholder Equity

	Common Stock					
	# of Shares Amount	$ Amount	Stock Subscription Receivable	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance 9/24/2021 (inception)	-	-	-	-	-	-
Issuance of Common Stock	5,387,100	539	(539)	-	-	-
Additional Paid in Capital	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	(4,607)	(4,607)
Ending Balance 12/31/2021	5,387,100	539	-	-	(4,607)	(4,607)

Brigade Automation Corporation
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Brigade Automation Corporation ("the Company") was formed in Delaware on September 24th, 2021. The Company plans to earn revenue using Robotic Technology in the Emergency Response Management Field. The Company's headquarters will be located in Texas. The Company's customers will be located in the United States.

The Company will continue a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company does not currently have an equity-based compensation plan.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The Company had outstanding $28,000 in loans from a related party entity that is controlled by the CEO and founder of the Company. The loan represents startup costs incurred on the Company's behalf, does not accrue interest, and is due on demand.

The Company issued 5,387,100 shares of its common stock to an entity controlled by the CEO and founder.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

See Note 3.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with no par value per share. 5,387,100 shares were issued and outstanding as of December 31st, 2021.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 14, 2022, the date these financial statements were available to be issued.

The Company has raised approximately $70k through its ongoing crowdfunding campaign. The Company is offering a maximum of 732,876 shares of its common stock at a price of $1.46 per share.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

CERTIFICATION

I, Thomas Burns, Principal Executive Officer of Brigade Automation Corporation, hereby certify that the financial statements of Brigade Automation Corporation included in this Report are true and complete in all material respects.

Thomas Burns

President / CFO